EXHIBIT 99.2

Rio Tinto

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

2 October 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto Limited securities by PDMRs / KMPs to the Australian Stock Exchange (ASX).

Share Plan Account (SPA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market.

On 26 September 2023 the following PDMR/KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Kaufman, Sinead	865.43223	112.3117
Rio Tinto Limited shares	Vella, Ivan	510.88281	112.3117

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare.

On 26 September 2023 the following PDMR/KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Kaufman, Sinead	24.52541	112.3117
Rio Tinto Limited shares	Trott, Simon	37.67706	112.3117
Rio Tinto Limited shares	Vella, Ivan	7.56299	112.3117

Notice to ASX/LSE 2 / 3 Rio Tinto Limited Dividend Reinvestment Plan Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to reinvest their cash dividends in Rio Tinto Limited shares. On 28 September 2023, the following KMP/PDMR acquired shares in Rio Tinto Limited under the dividend reinvestment plan. Security Name of PDMR / KMP Number of Shares Acquired Price Per Share AUD Rio Tinto Limited shares Vella, Ivan 25 114.639496

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Group Company Secretary. riotinto.com